Filed Pursuant to Rule 433

Registration Statement No. 333-237342

Financial Products Group
NEW ISSUE:	SEC File No. 333-237342 | September 21, 2020

Bank of Montreal’s Autocallable Barrier Notes

Linked to the Least Performing of Three Reference Assets

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION Issuer: Bank of Montreal Minimum Investment: $1,000 (and $1,000 increments thereafter) DATES Offering Period Closes: Friday, October 9, 2020 (at 2 pm NY Time.) Pricing Date: On or about October 9, 2020 Settlement Date: On or about October 15, 2020 Valuation Date: On or about July 12, 2021 Maturity Date: On or about July 15, 2021 Term: Approximately 9 months Issue: ARC-915 REFERENCE ASSETS NASDAQ 100® Index (Bloomberg: NDX) S&P 500® Index (Bloomberg symbol: SPX) Russell 2000® Index (Bloomberg: RTY) TERMS Interest Rate: At least 1.071% per month (approximately 12.85% per annum) unless earlier redeemed. Call Level: With respect to each Reference Asset, 100% of its Initial Level Trigger Level: With respect to each Reference Asset, 70% of its Initial Level CUSIP 06367W6D0 SEC File No. 333-237342 | September 21, 2020 TERMS CONTINUED Observation Dates: Beginning on January 12, 2021, the third scheduled trading day prior to the applicable Coupon Payment Date, subject to postponement. Coupon Payment Dates: Interest will be paid on the 15th day of each month (or the next business day), beginning on November 15, 2020, and until the Maturity Date, subject to the automatic redemption feature. Call Settlement Dates: The 15th day of each month (or the next business day), beginning on January 15th, 2021, and until the Maturity Date, subject to the automatic redemption feature. Trigger Event: With respect to a Reference Asset, the closing level of the Reference Asset is less than its Trigger Level on the Valuation Date. Automatic Redemption: Beginning on January 12, 2021, if, on any Observation Date, the closing level of all Reference Assets are greater than the Call Level, the notes will be automatically redeemed. Payment Upon Automatic Redemption: If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 in addition to the scheduled coupon payment. The terms of the notes are continued on the next page. INVESTMENT OBJECTIVE The objective of the notes is to provide clients the potential to earn monthly income, subject to an automatic redemption, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated September 21, 2020, the Product Supplement dated April 21, 2020, the Prospectus Supplement dated April 20, 2020, and to the Prospectus dated April 20, 2020.

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Financial Products Group

Payment at Maturity(if held to the Maturity Date):

If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Assets. You will receive $1,000 for each $1,000 in principal amount of the note, unless the Final Level of any Reference Asset is less than its Trigger Level.

If the Final Level of any Reference Asset is less than its Trigger Level, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change of the Least Performing Reference Asset)]

This amount will be less than the principal amount of your notes, and may be zero.

Least Performing Reference Asset:	The Reference Asset that has the lowest Percentage Change.

Percentage Change:	The Percentage Change of each Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level

Initial Level:	With respect to each Reference Asset, the closing level of such Reference Asset on the Pricing Date.

Final Level:	With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date.

Principal at Risk:	Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of either Reference Asset and the Final Level of either Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision.

Secondary Market:

The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested.

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Financial Products Group

Selected Risk Considerations:

The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to this investment fund in the pricing supplement and the product supplement to which this term sheet relates.

• You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to the monthly Coupons. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to any Reference Asset, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level.

• Your notes are subject to automatic early redemption. If the notes are so redeemed, you will not receive any additional Coupons, and you may not be able to invest the proceeds in a security with a similar return.

• Your return on the notes is limited to the applicable Coupons regardless of any appreciation in the value of the Reference Asset.

• Your payment at maturity may be determined solely by reference to the Least Performing Reference Asset, even if any other Reference Asset performs better.

• Your payment on the notes will be determined by reference to each Reference Asset individually, not to a basket, and the payment at maturity will be based on the performance of the Least Performing Reference Asset.

• Your return on the notes may be lower than the return on a conventional debt security of comparable maturity.

• A higher Interest Rate or lower Trigger Levels may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity.

• The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer.

• Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes.

• Our initial estimated value does not represent any future value of the notes.

• The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt.

• The inclusion of the agent’s commission and hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes.

• Owning the notes is not the same as a hypothetical direct investment in the Reference Assets or a security directly linked to the Reference Assets.

• You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Assets at maturity.

• We have no affiliation with the sponsor of any Reference Asset, and will not be responsible for their actions.

• Changes that affect each Reference Asset will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. Adjustments to a Reference Asset could adversely affect the notes. The sponsor of a Reference Asset may make adjustments, discontinue or suspend calculations or publication of that Reference Asset, or discontinue of suspend maintenance of that Reference Asset at any time.

• The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

• We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity.

• An investment in the notes is subject to risks associated with foreign securities markets.

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Financial Products Group

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following examples illustrate the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the notes, a hypothetical Initial Level of 100.00 for each Reference Asset, a hypothetical Trigger Level of 70.00 for each Reference Asset (70% of its hypothetical Initial Level), a hypothetical Call Level of 100 for each Reference Asset (100% of its hypothetical Initial Level), the Interest Rate of 1.071% per month, a range of hypothetical Final Levels of the Least Performing Reference Asset and the effect on the payment at maturity if (i) a Trigger Event occurs with respect to any Reference Asset or (ii) if a Trigger Event does not occur with respect to any Reference Asset.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon whether the Closing Level of any Reference Asset is below its Trigger Level on the Valuation Date. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable Coupon.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Example 1:	The Final Level of the Least Performing Reference Asset at maturity is $40, which is less than the Trigger Level and therefore a Trigger Event has occurred. In this case, you will receive a payment of $400 for each $1,000 in principal amount of the notes, resulting in a loss of 60% of your principal amount. Your loss of principal may be partially offset by the Coupons.

Example 2:	The Final Level of the Least Performing Reference Asset at maturity is $90 and therefore a Trigger Event has not occurred. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than the Coupons.

Example 3:	The Final Level of the Least Performing Reference Asset at maturity is $115, which is 15% greater than the Initial Level. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than the Coupons.

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Financial Products Group

Additional Information

The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Insurance Corporation or by any other U.S. or Canadian governmental agency or instrumentality.

The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approved these notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement, prospectus supplement, or prospectus. Any representation to the contrary is a criminal offense.

The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting the SEC’s web site at http://www.sec.gov. Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by calling its agent toll-free on 1-877-369-5412 or emailing investor.solutions@bmo.com.

The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Issuer’s preliminary pricing supplement dated September 21, 2020 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Information about retrieving these documents can be found elsewhere in this term sheet.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary Pricing Supplement dated August 5, 2020: https://www.sec.gov/Archives/edgar/data/927971/000121465920008009/p921201fwp.htm

•	Product Supplement dated April 21, 2020: https://www.sec.gov/Archives/edgar/data/927971/000121465920003552/p420206424b2.htm

•	Prospectus Supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112249/d908040d424b5.htm

•	Prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” refers to Bank of Montreal, but not its consolidated subsidiaries.

This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or disposition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates.  You should consult your tax advisor about your own tax situation.

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Financial Products Group

NASDAQ 100® Disclaimer

The notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (NASDAQ, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the NDX to track general stock market performance. The Corporations' only relationship to the Issuer (“Licensee”) is in the licensing of the Nasdaq®, the NASDAQ 100® Index, and certain trade names of the Corporations and the use of the NASDAQ 100® Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the notes. NASDAQ has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the NASDAQ 100®Index. The Corporations are not responsible for and have no participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF NASDAQ 100® INDEX OR ANY DATA INCLUDED THEREIN, THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH

Russell 2000® Disclaimer

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® to track general stock market performance or a segment of the same. FTSE Russell's publication of the Russell 2000® in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in the securities upon which the Russell 2000® is based. FTSE Russell's only relationship to the Issuer is the licensing of certain trademarks and trade names of FTSE Russell and of the Russell 2000® which is determined, composed and calculated by FTSE Russell without regard to the Issuer or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000®. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® OR ANY DATA INCLUDED HEREIN WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Financial Products Group

S&P 500® Disclaimer

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard and Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by Bank of Montreal. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

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